Exhibit 16.1

Baker Tilly US, LLP
18500 Von Karman Ave, 10th Fl.
Irvine, CA 92612
United States of America

T: +1 (949) 222 2999
F: +1 (949) 222 2989

bakertilly.com

May 3, 2024

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Dear Ladies and Gentleman:

We are the independent registered public accounting firm for RenovoRx, Inc. (the “Company”). We have read the Company’s disclosure set forth in Item 4.01 “Changes in Registrant’s Certifying Accountant” of the Company’s Current Report on Form 8-K dated May 3, 2024 (the “Current Report”) and are in agreement with the disclosure in the Current Report, insofar as it pertains to our firm.

Sincerely,

Baker Tilly US, LLP, trading as Baker Tilly, is a member of the global network of Baker Tilly International Ltd., the members of which are separate and independent legal entities. © 2024 Baker Tilly US, LLP